Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

BROOKFIELD RESIDENTIAL FILES AMENDED SCHEDULE 13E-3

Calgary, Alberta, February 9, 2015 - Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) (BRP: NYSE/TSX) announced today that the Company, 1927726 Ontario Inc. and Brookfield Asset Management Inc. have filed an amendment to their previously filed Rule 13e-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 13, 2015. The amendment to the Schedule 13E-3 is available on the Company’s website at www.brookfieldrp.com as well as under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The amendment revises the Schedule 13E-3 to address certain comments to the Schedule 13E-3 and the Circular received from the Staff of the SEC.

The SEC requested that the Company amend its Schedule 13E-3 and provide certain additional disclosure to shareholders regarding the plan of arrangement, pursuant to which 1927726 Ontario Inc., a wholly owned subsidiary of Brookfield Asset Management Inc., will acquire all of the issued and outstanding common shares of Brookfield Residential (“Common Shares”) that Brookfield Asset Management Inc. and its affiliates do not already own, for cash consideration of US$24.25 per Common Share by way of a plan of arrangement (the “Arrangement”).  In addition, the ability to exercise the Repurchase Election has been extended to non-Resident Shareholders, and such Shareholders should review the updated disclosure in the amendment to Schedule 13E-3 for further information.  Shareholders wishing to make such election should consult their own advisors to determine if making such election is appropriate in the particular circumstances. No other changes have been made to the terms or conditions of the Arrangement and the consideration and the date of the shareholders’ meeting are unchanged.

Shareholders who have already submitted a form of proxy or voting instruction form and do not wish to change their vote need not take any further action and shareholders continue to have the right to revoke or change their proxies prior to the commencement of the shareholders’ meeting.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

If you have any questions or require assistance with voting in connection with the Arrangement, please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (1-416-304-0211 collect).

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets.  We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division.  We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures.  Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Nicole French Investor Relations Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

Laurel Hill Advisory Group:
Tel: 1-877-452-7184 (1-416-304-0211 collect) Email: assistance@laurelhill.com

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Forward-looking statements: This press release may contain forward-looking information or forward-looking statements (collectively referred to as “forward-looking statements”), including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential”, or the negative thereof or other variations thereof or comparable terminology.  Such forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction, the holding of the Meeting and other statements that are not historical facts.  While such forward-looking statements are expressed by Brookfield Residential, as stated in this release, in good faith and believed by Brookfield Residential to have a reasonable basis, they are subject to important risks and uncertainties including, without limitation, required Brookfield Residential securityholder approval and necessary court approval, the satisfaction or waiver of certain other conditions contemplated by the arrangement agreement, dated December 23, 2014, between Brookfield Residential, Brookfield Asset Management Inc. and 1927726 Ontario Inc., and changes in applicable laws or regulations, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.  As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events.  These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties.  Brookfield Residential is not affirming or adopting any statements made by any other person in respect of the proposed transaction and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law or to comment on expectations of, or statements made by any other person in respect of the proposed transaction.  Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement.  Reliance on forward-looking statements is at investors’ own risk.